AETNA MULTI-STRATEGY 1099 FUND

Supplement dated June __, 2017 to the Confidential Private Placement Memorandum

and Statement of Additional Information, each dated February 1, 2017

THIS SUPPLEMENT CONTAINS NEW AND ADDITIONAL INFORMATION BEYOND THAT CONTAINED IN THE CONFIDENTIAL PRIVATE PLACEMENT MEMORANDUM AND STATEMENT OF ADDITIONAL INFORMATION AND SHOULD BE READ IN CONJUNCTION WITH THE CONFIDENTIAL PRIVATE PLACEMENT MEMORANDUM AND STATEMENT OF ADDITIONAL INFORMATION.

Aetna Capital Management, LLC (“ACM”) has notified the Board of Trustees that it intends to only manage assets for its proprietary accounts and to close all external client accounts. To accomplish this, ACM wishes to continue to manage the Trust as a private fund and close it to outside shareholders who are not affiliated with ACM. ACM recommended that the Trust repurchase the shares of beneficial interest of all such unaffiliated shareholders which would allow for sooner distribution to those shareholders than liquidation of the Trust.

On the basis of this recommendation, the Board of Trustees determined that it is advisable and in the best interests of the Trust to approve the repurchase of all outstanding shares in accounts of each shareholder of the Trust who is not affiliated with ACM. This repurchase will be effected at the net asset value per share determined as of September 30, 2017 and the Trust will waive the 10% early redemption fee and the 5% audit holdback, as well as any shares tendered pursuant to the Trust’s issuer tender offer as of such date, and the terms are determined to be fair to the Trust and to such shareholders. The proceeds will be wired to the bank account of record on or around November 15, 2017. Following the payment of all repurchased shares, the Trust’s independent auditors will review the financial statements for the period ending September 30, 2017. If there is any upward adjustment to the value attributed to an account due to the audit, the proceeds will be wired to the account holder and one or more affiliated investors in the Fund will absorb any downward adjustment to the value that may arise from the audit.

For federal income tax purposes, the tax treatment to shareholders of the repurchase will be the same as would be the tax treatment of a sale of shares on that date. Shareholders may also be subject to state, local or foreign taxes on the repurchase of Trust shares. The foregoing is only a summary of certain tax considerations under current law, which may change in the future. You should consult your tax adviser for information regarding all tax consequences applicable to your investment in the Trust.

Please retain this Supplement for future reference.